CTDC ANNOUNCES RE-ELECTION OF DIRECTORS AT ANNUAL GENERAL MEETING OF SHAREHOLDERS

HONG KONG – December 13, 2011 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales offices in Milan and Frankfurt, and facilities in China today announced that the resolution of re-election of directors was adopted at the Company’s 2011 annual general meeting (“AGM”) held in Hong Kong at the headquarters of the Company on December 12, 2011.

The resolution was passed by the simple majority of shareholders who voted either in person at the AGM or by proxy. Being re-elected are Mr. Alan Li, Mr. Xinping Shi and Mr. Yezhong Ni, and they will hold office for three years until the next re-election. The Board of Directors now has eight directors, composed of three executive directors and five independent directors.

About CTDC:

CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:

Weining Zhang, Chief Communications officer

Anxiang Hu, Senior PR/IR Manager
China Technology Development Group Corporation
Tel: +1 415 358 0899
Email: ir@chinactdc.com
Web: www.chinactdc.com